September 25, 2025

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Bonnie Baynes
Daniel Gordon
Lauren Sprague Hamill
Alan Campbell

RE:	argenx SE
Form 20-F for Fiscal Year Ended December 31, 2024
Filed March 20, 2025
File No. 001-38097

Dear Ms. Baynes, Mr. Gordon, Ms. Hamill and Mr. Campbell,

argenx SE (“argenx” or the “Company”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 25, 2025, relating to the above referenced Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Commission on March 20, 2025 (the “Form 20-F”).

For your convenience, we have reproduced the Staff’s comments preceding the Company’s responses below. All capitalized and uncapitalized (but defined) terms used and not defined herein shall have the meaning given to them in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2024
Item 4.B Business Overview

Intellectual Property, page 55

1.	Based on your patent disclosures on page 56, it appears that two U.S. patents related to composition of matter claims pertaining to the NHANCE platform will expire earliest in 2027 to 2028. In this regard, we note your disclosure on page 55 that the Company is “materially dependent” on regulatory, patent and other proprietary protection related to its core platform technologies, including NHANCE. As appropriate in future filings, please provide risk factor disclosure discussing the extent to which you face material risk stemming from the expiration of these patents, or otherwise advise.

Response: The Company respectfully submits that the expiration of the NHANCE patents in 2027 or 2028 does not currently present a material risk to the Company. Materiality arises in this instance if these patents cover third-party activities and these third parties would be liable for infringement. Based on publicly available information on current clinical development timelines, the Company does not believe this to be the case.

argenx SE
Laarderhoogtweg 25
1101, EB, Amsterdam
The Netherlands
T: +32 9 310 34 00 BTW BE 0818.292.196 IBAN: BE46 7370 2845 9126 info@argenx.com www.argenx.com

In consideration of the Staff’s comment, the Company expects to include a clarification in its Annual Report on Form 20-F for the year ended December 31, 2025 substantially as set forth below.

Specifically, we are materially dependent on elements of our regulatory, patent and other proprietary protection, including certain of those related to our core platform technologies, described in Section 1.6.2 “Platform Technologies” below and our product candidates, as described in Section 1.6.3 “Our Internal Programs” below and Section 1.6.4 “Our Partnered Programs” below.

2.	We note that you do not include discussion of any patent rights directed to efgartigimod on page 56. To the extent any patent rights that you own or license with respect to this program are material to your business, please revise future filings to include disclosure that describes such patents or patent applications on an individual or patent family basis, or otherwise advise.

Response: The Company respectfully refers the Staff to the section titled “Platform Technologies” on page 56 of the Form 20-F, which includes disclosure on the patent portfolio used for the Company’s ABDEGTM platform. As disclosed, for the Company’s ABDEGTM platform, which is incorporated in efgartigimod, the Company has a broad patent portfolio with multiple patent families that cover, or are intended to cover, the composition of matter and/or uses of certain FcRn antagonists to achieve disease-modifying effects. The composition of matter and other relevant patents arising from the same patent family in the U.S. are set to expire in 2036 while in many other countries the base expiry date is 2034. The Company anticipates several more patient innovations to evolve during development for which it intends to seek additional patent protection with later expiration dates.

In consideration of the Staff’s comment, the Company expects to include a clarification in its Annual Report on Form 20-F for the year ended December 31, 2025 substantially as set forth below.

Our Internal Programs

efgartigimod

efgartigimod incorporates the ABDEG™ platform technology, for which we co-own the technology with the University of Texas Southwestern Medical Center and enjoy certain exclusive license rights. We have a broad patent portfolio with multiple patent families covering the composition of matter and uses of certain FcRn antagonists to achieve disease-modifying effects. The composition of matter and other relevant patents arising from the same patent family in the U.S. expire in 2036 whereas in many other countries the base expiry date is 2034. We anticipate several more patient innovations to evolve during development for which we intend to seek additional patent protection with later expiration dates.

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ITEM 5.A. Operating and Financial Review and Prospects - Operating Results

Results of Operations - Product Net Sales, page 87

3.	We note your disclosures on pages 87 and F-2 of operating results and the notes to the financial statement that your principal source of revenue is product net sales, specifically from sales of VYVGART and VYVGART SC. We also note your disaggregation of product net sales by geography on pages 87 and F-34. Please tell us how you considered further disaggregating your product net sales revenue in accordance with paragraph 114 of IFRS 15 and paragraph 32 of IFRS 8, specifically whether you considered disaggregating by product categories including VYVGART and VYVGART SC.

Response: The Company respectfully acknowledges the Staff’s comment and the requirements of (i) paragraph 114 of IFRS 15 regarding the disaggregation of revenue into categories, and (ii) paragraph 32 of IFRS 8 concerning the disclosure of revenue by product or group of similar products.

The Company’s principal source of revenue consists of product net sales of VYVGART (efgartigimod alpha). As defined in the Form 20-F, VYVGART should be read as references to VYVGART IV and/or VYVGART SC, including VYVGART HYTRULO in relation to the U.S. and China, VYVGART in relation to the EU and the UK and VYVDURA in relation to Japan.

VYVGART IV and VYVGART SC are two formulations of the same primary biologic active substance, efgartigimod alfa (referred to as VYVGART). VYVGART IV is administered intravenously, while VYVGART SC is delivered subcutaneously. Although the method of administration (‘‘MoA’’) differ, both formulations are designed to achieve the same therapeutic objective. The availability of both options provides flexibility and interchangeability in treatment administration, allowing physicians to tailor therapy based on individual patient needs and preferences. The Company submits that this supports the conclusion that the products are similar for disclosure purposes. In reaching this view, the Company has considered the similarities in production and distribution processes, customer base, applicable regulatory frameworks across jurisdictions, and the underlying economic characteristics of the products, notwithstanding an alternative method of administration.

As part of the Company’s periodic internal controls over financial reporting, the Company assesses whether the level of revenue disaggregation is appropriate and sufficient pursuant to the IFRS requirements mentioned above. As disclosed in the Form 20-F, the Company disaggregates total revenues by jurisdiction/countries to comply with the requirements of IFRS 8.33, which requires disclosure of separate revenues from external customers attributed to an individual foreign country, where those revenues are material.

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Based on the Company’s assessment performed prior to the filing referred to herein, the Company concluded that additional disaggregation is not required under IFRS 15.114 and IFRS 8.32 for the following reasons.

IFRS 15 Considerations

Paragraph 114 of IFRS 15 requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. A patient and their physician’s choice between VYVGART IV and VYVGART SC does not result in a material difference in the amount, the timing and the uncertainty of revenue and cash flows. As detailed above, the nature of both MoAs delivers the same therapeutic value.

Additionally, paragraph B88 of IFRS 15 requires entities to consider how the information about the entity’s revenue is presented for other purposes including:

•	disclosures presented outside of the financial statements,

•	information regularly reviewed by the chief operating decision maker (“CODM”) for evaluating the financial performance of operating segments, and

•	other information that is similarly used by an entity or users of an entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.

The Company respectfully advises the Staff of the following:

•	It has not publicly disclosed, nor otherwise presented, a disaggregation of revenues by MoA. Any internal analyses or assessments, to the extent they exist, have not been shared with external stakeholders for investment-related purposes and are not considered part of the Company’s public disclosures. This is applicable to quarterly investor presentations, press releases or other publicly available disclosures.

•	The CODM regularly reviews the Company’s aggregated product net sales (consisting of sales of both VYVGART IV and VYVGART SC) to evaluate the financial performance of its commercial function.

•	Revenue by MoA is internally available for operational planning purposes, however, the Company’s financial performance and resource allocation is primarily based on aggregated sales of VYVGART IV and VYVGART SC. The commercialization of the Company’s products is managed as a single reporting function which is consistent with its organizational structure.

In addition, considering factors in paragraph B89 of IFRS 15, the choice between VYVGART IV and VYVGART SC does not affect the type of customer. The Company’s customers under IFRS 15 consist mainly of the distributor and/or the wholesaler who carry both MoAs. The contract type or duration, sales channel, and timing of revenue recognition or cash flows are the same or similar under both MoAs. Each MoA must be approved in each geography based on local laws and regulations under the same or similar process for each MoA.

The Company therefore concludes that under IFRS, VYVGART encompasses both MoAs as a single group of similar products.

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IFRS 8 Considerations

Paragraph 32 of IFRS 8 requires entities to report revenues from external customers for each product and service, or each group of similar products and services.

The Company believes that VYVGART IV and VYVGART SC constitute a single group of similar products due to their shared molecule, therapeutic purpose, integrated commercial strategy, and similar economic and revenue recognition characteristics. The Company’s presentation of product net sales (including sales of both VYVGART IV and VYVGART SC) is consistent with how the Company’s CODM reviews the Company’s financial performance and consistent with disclosures about its products outside of the financial statements.

As such, the Company believes that its current disclosure complies with the requirements of paragraph 114 of IFRS 15 and paragraph 32 of IFRS 8, and that further disaggregation is not necessary or appropriate.

The Company continues to monitor its internal reporting structure and external regulatory developments to evaluate whether changes to revenue disaggregation or segment disclosures are warranted. This evaluation is performed at each reporting period in accordance with IFRS 15 and IFRS 8.

Note 27. Contingencies, page F-46

4.	We note your disclosures that as of December 31, 2024 you had no outstanding claims or litigation that may have a significant adverse impact to you, and your risk factor on page 9 that your products and product candidates may have serious adverse, undesirable or unacceptable side effects. We also note the FDA’s June 30, 2025 FAERS report of Vyvgart Hytrulo’s potential serious risk where the FDA is evaluation the need for regulatory action and the related Pomerantz LLP law firm July 1, 2025 investigation regarding whether the Company and its directors and officers have engaged in securities fraud or other unlawful business practices. Please tell us, with a view toward future disclosure, your consideration of disclosing this information that appears may be material to understanding or assessing your business, financial condition and results of operations.

Response: The Company respectfully submits that the FDA’s FAERS report dated June 30, 2025 (the “Report”) does not require any update to the risk disclosures on page 9 of the Form 20-F. The Company believes those disclosures remain accurate in all material respects.

The Company notes that the Report does not indicate any causality between Vyvgart Hytrulo and reported adverse events and does not reflect a benefit-risk statement on the use of Vyvgart Hytrulo in the treatment of chronic inflammatory demyelinating polyneuropathy (“CIDP”). The Company continues to monitor the reporting of any adverse effects of Vyvgart Hytrulo in the treatment of CIDP and is following the normal comment procedure with the FDA regarding the Report.

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With respect to attorney advertising soliciting clients, such solicitations do not constitute an “outstanding claim or litigation.” And as such the Company respectfully submits that disclosure of such already-public solicitation is not necessary or appropriate. We do not comment on such solicitations as a matter of policy, especially given how common such solicitations are when a stock experiences price volatility.

The Company continues to evaluate its disclosure obligations on an ongoing basis and intends to make future disclosures if and when necessary.

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at kgubitz@argenx.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
argenx SE

By:	/s/ Karl Gubitz
Name: Karl Gubitz
Title: Chief Financial Officer

cc:	Tim Van Hauwermeiren, argenx SE
Malini Moorthy, argenx SE
Pamela L. Marcogliese, Freshfields US LLP

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